APPENDIX A
to INVESTMENT ADVISORY AGREEMENT
As Amended 6/30/15

Separate Series of Hatteras Alternative Mutual Funds Trust

Fund	Annual Fee Rate
Hatteras Alpha Hedged Strategies Fund	0.25% of average daily net assets
Hatteras Long / Short Equity Fund	0.00% of average daily net assets
Hatteras Long / Short Debt Fund	0.00% of average daily net assets
Hatteras Hedged Strategies Fund	0.25% of average daily net assets
Hatteras Managed Futures Strategies Fund	0.00% of average daily net assets
Hatteras Event Driven Fund	1.75% of average daily net assets
Hatteras Market Neutral Fund	1.75% of average daily net assets
Hatteras Disciplined Opportunity Fund	1.25% of average daily net assets

HATTERAS ALTERNATIVE MUTUAL FUNDS TRUST

By:  ______________________
Name:  J. Michael Fields
Title:   Secretary

HATTERAS FUNDS, LLC

By: ______________________
Name:  J. Michael Fields
Title:   Chief Operating Officer